Exhibit 99.2

HudBay Minerals Inc.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Year Ended

December 31, 2007

March 17, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Unless the context otherwise suggests, references to “we”, “us”, “our” and similar terms, as well as references to “HudBay” or the “Company”, refer to HudBay Minerals Inc. and its subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited.

This Management’s Discussion and Analysis (“MD&A”) dated March 17, 2008 should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2007, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information regarding the Company, including its most recent Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com. All figures are in Canadian dollars unless otherwise noted.

OVERVIEW

HudBay is an integrated mining company that operates mines, concentrators and a metal production facility in northern Manitoba and Saskatchewan. The Company also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery (“WPCR”) in Michigan and the Balmat zinc mine operations in New York State. Along with our two primary products, zinc and copper, we also produce gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

Our operations include three mines in northern Manitoba operated by our wholly-owned subsidiary, Hudson Bay Mining and Smelting Co., Limited (“HBMS”), and a fourth in the Balmat district of New York State. Our principal processing facilities are located near our Manitoba mines and include two concentrators, a copper smelter and a zinc plant. We also refine copper at WPCR in Michigan State and produce zinc oxide at our Zochem facility in Ontario. The metals and zinc oxide we produce are marketed and sold to customers by Considar Metal Marketing Inc. (“CMM”), our agent, which is located in Toronto and is 50% owned by HudBay. As an integrated mining company, we operate in a single reportable operating segment.

STRATEGY

Our strategy is to leverage HudBay’s many strengths as a base metal mining company to produce long term value for all our stakeholders – our people, our investors, our customers and the communities where we operate.

•	People — Foster a culture of success grounded in a commitment to protect the safety, health and welfare of our people.

•	Exploration — Drive forward with activities to develop the growth potential within the Flin Flon Greenstone Belt and within our current operating mines.

•	Business Development — Opportunistically pursue investments to expand the scale and capabilities of our business.

•	Optimization — Maximize productivity and efficiency at all operations.

•	Responsibility — Maintain our social license to operate through best practices in environment, health and safety and by contributing to the economic and social well being in our communities.

2007 RESULTS SUMMARY

2007 was another year of major accomplishments for HudBay. Despite a slowdown in the US economy, ongoing demand from other areas in the world contributed to attractive metals prices throughout 2007, and we achieved strong financial performance.

•	We achieved industry-leading safety performance, and there were no significant environmental non-compliances during 2007.

•	Our 2007 revenues of $1.27 billion grew by 12% and were once again record-setting.

•	Cash flow from operations was $477.9 million, increasing our cash position to $757.6 million. We maintained our essentially debt-free balance sheet.

•

Earnings before taxes were $365.5 million in 2007 down from $442.5 million last year primarily due to the effect of the appreciation of the Canadian dollar of $77.5 million and $20 million in asset impairment losses, offset by higher sales volumes and higher US dollar metal prices. Net earnings were $227.1 million or $1.79 per share.

•	We discovered the Lalor Lake zinc deposit—a significant new potential Canadian ore body.

•	We invested $41.3 million on exploration, ranking as one of Canada’s most aggressive programs.

•	Our in-mine exploration delivered January 1, 2008 reserves and resources that largely replaced 2007 production.

•	Record-setting 2007 zinc and copper metal production.

•	We initiated a share buy back program to repurchase up to 9.9 million of our common shares. We purchased a total of 941,300 shares to January 14, 2008 for approximately $17.2 million.

•	Shareholder’s equity increases to $1.2 billion.

KEY FINANCIAL AND PRODUCTION RESULTS

		Three Months Ended				Year Ended
		Dec 31 2007		Dec 31 2006		Dec 31 2007		Dec 31 2006
		($000’s except per share amounts)
Financial Highlights
Revenue			242,596		313,110		1,269,841		1,129,003
Earnings before taxes			31,722		134,636		365,456		442,451
Net earnings			28,459		165,788		227,139		563,991
EBITDA [1]			72,014		153,558		483,066		513,428
Operating cash flow [2]			83,809		148,508		477,890		490,797
Net earnings per common share:			0.22		1.32		1.79		5.32
Operating cash flow per common share [1]			0.66		1.19		3.77		4.63
Cash cost per pound of zinc sold [1]		US$	0.17	(US$	0.21)	(US$	0.16)	(US$	0.43)

Operating Highlights
Production
Zinc [3]	tonnes		31,383		31,959		126,269		123,253
Copper	tonnes		23,194		23,194		89,995		88,225
Gold	troy oz.		26,222		28,143		102,587		97,952
Silver	troy oz.		385,698		342,963		1,446,738		1,344,927
Metal Sold [4]
Zinc [5]	tonnes		34,313		32,386		132,994		114,646
Copper	tonnes		18,558		19,901		87,003		79,395
Gold	troy oz.		18,680		22,112		96,847		82,921
Silver	troy oz.		247,077		295,545		1,270,791		1,195,142

						($000’s)
Financial Condition
Cash and cash equivalents							757,574		385,864
Working capital							880,906		647,685
Cash (less debt) [6]							742,091		362,639
Total assets							1,551,627		1,318,515
Shareholders’ equity							1,191,233		964,208

[1]

EBITDA, operating cash flow per common share, and cash cost per pound of zinc sold are considered non-GAAP measures (refer to “Non-GAAP Performance Measures” on page 38). For EBITDA refer to page 19. For the reconciliation of cash cost per pound of zinc sold, net of by-product credits, refer to page 36.

[2]	Before changes in non-cash working capital.
[3]	Production includes Balmat payable metal in concentrate shipped, including pre-commercial production in 2006.
[4]	Excludes inventory changes in 2006 prior to the contractual change with CMM.
[5]

Zinc sales include sales to our Zochem facility (7,560 tonnes in the fourth quarter of 2007 and 29,134 tonnes for the full 2007 year) and Balmat payable metal in concentrate shipped (including to HBMS – 5,124 tonnes for the fourth quarter and 18,487 tonnes for the full 2007 year). In 2006, the proceeds from Balmat sales were credited to capital as pre-commercial production revenues and therefore not included in metals sold for financial reporting. Zochem had sales of 9,328 tonnes of zinc oxide in the fourth quarter and 36,607 tonnes for the full year.

[6]	Cash and cash equivalents of $757,574 less current and long-term portion of the Senior Secured Notes, Province of Manitoba loan and capital leases ($3,208, $7,294, and $4,981 respectively).

OUTLOOK

This outlook includes forward-looking information about our operations and financial expectations that is subject to risks, uncertainties and assumptions.

Material Assumptions

Our 2008 operational and financial performance will be influenced by a number of factors. At the macro-level, the general performance of the North American and global economies will influence the demand for our products. The realized prices we achieve in the commodity markets significantly affect our performance. Our general expectations regarding prices for metals, electricity, heavy fuel oil and foreign exchange rates are included in the “Commodity Markets” and “Sensitivity Analysis” section of this MD&A.

2008 Production

		Total [1]	From HudBay Sources
Zinc	(000’s tonnes)	120 -150	120 -150
Copper	(000’s tonnes)	70 - 80	50 - 60
Gold	(000’s oz)	90 - 100	90 - 100
Silver	(000’s oz)	1,100 - 1,400	900 - 1,100

[1]	Includes metal produced from HudBay’s own concentrates and metal produced from concentrate purchased from others.

In 2008, we expect growth in zinc metal production, with gold and silver production forecast to be similar to 2007. In addition to our own concentrates, HudBay processes concentrates purchased from others. In 2008, we expect to process less purchased copper concentrates than in 2007. This change is in consideration of the Government of Canada’s 2008 air release targets. No further changes to the new annual air release targets are expected until 2015. We do not expect the lower production from purchased concentrates to have a significant impact on 2008 earnings. In its first year of commercial production in 2007, the performance of the Balmat mine did not meet our feasibility study expectations. We are currently in the process of optimizing this operation.

2008 Exploration Plan

Through our subsidiary Hudson Bay Exploration & Development ( “HBED”), we are actively advancing our 2008 exploration program in the Flin Flon Greenstone Belt, in support of the ongoing development of our pipeline of projects.

In 2008 we are planning to spend $42.8 million on exploration and build on the 2007 $41.3 million program that delivered the Lalor Lake deposit, which we believe to be a significant new zinc discovery in Canada.

Targeted 2008 Exploration Plan 1

($ millions)
Flin Flon Greenstone Belt
Grassroots exploration	15.2
Lalor Lake deposit	10.2
Underground mine exploration	6.1
Administration and studies	5.0

36.5

Elsewhere
Balmat and district	2.1
Other districts	4.2

6.3

Total Target	42.8

[1]	All values are preliminary estimates, and actual expenditures may vary and will depend on several factors and may be subject to change.

Our exploration properties include approximately 400,000 hectares in the prolific Flin Flon Greenstone Belt of Manitoba and Saskatchewan and approximately 20,000 hectares in the Balmat district of New York state. HudBay owns the Tom/Jason zinc/lead/silver mineral deposit in the Yukon, zinc exploration properties in Southwestern Ontario and copper exploration properties in Chile. We have also optioned mineral properties to seven other exploration companies as a means to leverage our expenditures in the Flin Flon Greenstone Belt. Four significant option agreements are with VMS Ventures, Murgor Resources, Halo Resources and Rockcliff Resources. VMS Ventures, in particular, announced significant copper drill results in the Reed Lake area.

Exploration targets in 2008 in the Flin Flon Greenstone Belt include drilling known mineral deposits, structural re-interpretations and geophysical anomalies. We also plan to explore within operating mines, in an effort to once again expand mineral reserves and resources.

Beyond the Flin Flon Greenstone Belt we are planning exploration at Balmat, focused both on extension of the underground mineral resources and new discoveries in the Company’s 20,000 hectares of exploration lands. At our exploration lands in Southwest Ontario, plans include drilling, geophysics and geochemistry. At the Tom/Jason deposit in the Yukon, 2008 expenditures will support permitting and scoping studies. At HudBay’s San Antonio copper project in Chile, we plan to evaluate and drill to define the extent of copper mineralization.

Develop Lalor Lake Discovery

On October 23, 2007 we announced an indicative potential deposit of 18 to 20 million tonnes1 at Lalor Lake of 7.7% to 8.8% zinc1. Recent drill results also indicate significant precious metals content and higher grades of copper. The mineralization appears similar to what was previously at our copper and gold rich Photo Lake mine. Lalor Lake remains open in two directions and is in close proximity to infrastructure and our Snow Lake concentrator, which has significant additional capacity. We plan to continue drilling at Lalor Lake with five drill rigs to define the extent and improve confidence in the interpretation to produce a National Instrument

43-101 (“NI 43-101”) compliant resource estimate, which is expected to be completed near the end of the first half of 2008. Of our $42.8 million for exploration, we plan to spend approximately $10.2 million in 2008 to further define the extent of the Lalor Lake deposit and for in-fill drilling, to produce a NI 43-101 compliant mineral resource estimate, as well as collect data for a feasibility study, expand geophysical coverage and perform mineralogical and other studies.

[1]	The estimate of potential tonnes and grade of the Lalor Lake potential mineral deposit are conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Lalor Lake deposit being delineated as a mineral resource. Further details are available in HudBay’s news release dated October 23, 2007.

2008 Operating Costs

We expect that increases in production at Balmat and inflation, especially related to consumables such as fuel, propane, tires, and cement, will result in somewhat higher operating costs in 2008. We expect depreciation and amortization in 2008 to be slightly higher than in 2007 for the Flin Flon operations; for Balmat, we expect depreciation and amortization to increase in 2008 due to higher tonnages.

2008 Capital Expenditures

Our capital program in 2008 is expected to be approximately $114.6 million and will support ongoing strong levels of production from our mines and processing facilities. Refer to “Capital Expenditures” on page 21 for planned capital expenditures by mine and processing facility.

COMMODITY MARKETS

In addition to our production, our financial performance is directly affected by a number of factors including metal prices, foreign exchange rates, and input costs including electricity, heavy fuel oil, natural gas and transportation. In 2007, US priced metal prices moved higher, but for zinc and copper prices this improvement was more than offset by the strong appreciation of the Canadian dollar.

The following market analysis has been developed from various information sources including analyst and industry experts.

Zinc

Of our five primary products, the Company’s earnings and cash flow are most sensitive to fluctuations in the price of zinc (refer to “Sensitivity Analysis” on page 11 for details). In 2007, the London Metal Exchange (“LME”) zinc price averaged US$1.47 per pound, decreasing over the year from a high of US$1.93 per pound in January to a low of US$1.00 per pound in November over concerns with the US economy and increased zinc mine supply. The price recovered slightly from the 2007 low to trade in a range from US$0.98 to US$1.32 per pound in early 2008. Zinc inventories on the LME were essentially unchanged during 2007.

The weak US demand in 2007 resulted in a continuing decline in premiums throughout the year and lower premiums are also expected in 2008.

On a global basis the longer-term outlook for the zinc price remains positive as demand for zinc concentrate and zinc metal is expected to meet or exceed mine supply. The outlook for 2008 was initially expected to be a modest surplus; however, due to power outages in China, caused by major snow storms, the supply of zinc production is expected to be lower, resulting in a largely balanced market for zinc.

Copper

Global copper consumption increased almost 3% in 2007, driven by increased demand from China, which offset decreased demand in Europe and North America. The LME copper price averaged US$3.23 per pound in 2007, dropping briefly below US$2.40 per pound in February on concerns over US demand before spiking above US$3.70 per pound several times during the year and declining to US$3.02 per pound at year end. Copper prices have increased dramatically early in 2008 with increased demand primarily from China.

Copper inventories in exchange warehouses were virtually unchanged in 2007 and are considered low by historical standards. Higher copper prices encouraged the continued expansion of mine production during 2007, but operational challenges prevented mine production from increasing. As a result, increases in consumption outpaced increases in mine production by 2% in 2007. The outlook for the price of copper is neutral, based on greater expected mine supply, and weaker US demand.

Gold

Gold prices averaged US$697 per ounce and followed an upward trend throughout 2007, closing the year at US$940 per ounce. In 2008, the trend has continued, with gold exceeding US$1,000 per ounce in March 2008. The prospects for the gold price remain favorable, particularly in response to any global economic/political uncertainty and potential increased investment demand to mitigate US dollar weakness. These higher prices could affect demand going forward particularly from India, the largest fabricator of gold jewelry.

Silver

In 2007, silver prices improved primarily due to increased investor interest to mitigate US dollar weakness as well as increasing investment and industrial demand.

The price of silver averaged $13.39 per ounce in 2007, with a low of $11.62 per ounce and a high of $15.60 per ounce.

Early in 2008, the price of silver has exceeded $20.00 per ounce.

Foreign Exchange

As the revenue from our five principal products is substantially in US dollars, HudBay is affected by the fluctuations in the Cdn/US dollar exchange rate. Our Canadian dollar exposure is partially offset by our US dollar denominated purchases of copper concentrate and heavy fuel oil, as well as our US dollar put options (refer to “Risk Management” on page 25 for details). In general, a weaker US dollar causes our revenue, and therefore earnings, to decrease.

HUDBAY REALIZED PRICES

		Q4 2007	HudBay Realized Prices[1] Three Months Ended		2007	HudBay Realized Prices[1] Year Ended
		Average Prices [2]	Dec 31 2007	Dec 31 2006	Average Prices[2]	Dec 31 2007	Dec 31 2006
Prices in US$
Zinc	US$/lb.	1.19	1.29	1.93	1.47	1.56	1.53
Copper	US$/lb.	3.26	3.23	3.16	3.23	3.27	3.15
Gold	US$/troy oz.	788	758	603	697	682	603
Silver	US$/troy oz.	14.22	13.84	11.59	13.39	13.39	11.13
Prices in C$
Zinc	C$/lb.	1.16	1.26	2.20	1.58	1.68	1.73
Copper	C$/lb.	3.17	3.12	3.60	3.47	3.51	3.58
Gold	C$/troy oz.	766	739	687	749	733	684
Silver	C$/troy oz.	13.82	13.53	13.21	14.41	14.42	12.62

C$/US$ exchange rate		0.97	0.97	1.14	1.08	1.08	1.13

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal.
[2]	London Metals Exchange ( “LME” ) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

SENSITIVITY ANALYSIS

Net Earnings Sensitivity

The following table shows the approximate impact of metal prices and exchange rates on our 2008 net earnings.

			A change of		Would change our 2008 net earnings by (C$/million)	Would change our 2008 net earnings per share by [1] (C$/share)
Zinc		lb.	US$	0.10	16.9	$0.13
Copper		lb.	US$	0.10	6.0	$0.05
Gold		troy oz.	US$	25.00	1.2	$0.01
Silver		troy oz.	US$	1.00	0.9	$0.01
Exchange Rates	US$	1 to C$1	C$	0.01	4.6	$0.04

[1]	Based on undiluted common shares outstanding of 126.4 million.

Electricity and Heavy Fuel Oil

In 2007, the Company consumed almost one billion kWh’s of electricity, with our zinc plant being the largest consumer of electricity in HudBay’s operations. Additionally, we consume almost 250,000 barrels of heavy fuel oil and almost 25 million litres of propane at our mines and plants annually. We expect to consume similar quantities in 2008. Changes in the prices of these commodities will affect our costs to produce our products.

Rail Costs

We expect the average rail rate per short ton will increase 5% for all Canadian destinations and 10% for all US destinations in 2008, representing an increase of approximately $1 million.

Purchase Concentrate/Treatment Charges

Early in 2007, we negotiated terms for our two long-term copper concentrate purchase contracts (Highland Valley Copper and Montana Resources), covering one half of the 2007 tonnage and one half of the 2008 tonnage. These are settled at levels similar to contract settlements achieved by major Japanese and Korean smelters.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth our selected consolidated financial information for each of the eight most recently completed quarters.

	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($000’s)
Revenue	242,596	319,805	358,298	349,142	313,110	346,203	261,727	207,963
EBITDA [1]	72,014	118,414	140,119	152,519	153,558	163,281	115,833	80,861
Operating cash flow [2]	83,809	113,921	137,660	142,500	148,508	165,987	98,328	77,973
Earnings before taxes	31,722	94,266	121,953	117,515	134,636	151,582	94,590	61,643
Net earnings	28,459	66,465	69,139	63,076	165,788	169,381	152,836	75,986
Earnings per share:
Basic	0.22	0.52	0.55	0.50	1.32	1.37	1.71	0.89
Diluted	0.22	0.52	0.54	0.49	1.29	1.33	1.30	0.70

[1]	EBITDA is considered non-GAAP measure (refer to Non-GAAP Performance Measures on page 38). For EBITDA refer to page 19.
[2]	Before changes in non-cash working capital.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affects our revenue, operating cash flow and earnings. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with our customers. In 2007, the appreciation of the Canadian dollar has significantly lowered revenues, earnings and operating cash flow in the third quarter and to a greater extent in the fourth quarter compared to previous quarters.

The following table sets forth our selected consolidated financial information for each of the three most recently completed years.

	2007	2006	2005
	($000’s)
Revenue	1,269,841	1,129,003	652,028
Earnings before taxes	365,456	442,451	74,418
Operating cash flow [1]	477,890	490,797	123,171
Net earnings	227,139	563,991	85,218
Earnings per share:
Basic	1.79	5.32	1.04
Diluted	1.77	4.69	1.01
Total assets	1,551,627	1,318,515	728,753
Total long-term financial liabilities [2]	133,622	121,951	308,497

[1]	Before changes in non-cash working capital.
[2]

Total long-term financial liabilities consist of non-current portions of long-term debt, pension obligations, other employee future benefits, obligations under capital leases, and fair value of derivative liabilities.

Our revenue, operating cash flow and earnings in 2007 and 2006 are significantly higher primarily due to the increase in metal prices from 2005. In 2006, net earnings were positively affected by increases in tax assets previously unrecognized. For 2007, there was a draw-down of the tax assets, resulting in significant non-cash tax expenses included in net earnings.

FINANCIAL REVIEW

Earnings Analysis of December 31, 2006 to December 31, 2007

	Three Months Ended Dec 31, 2007	Year Ended Dec 31, 2007
	($ millions)	($ millions)
Earnings for the period ended Dec. 31, 2006	165.8	564.0
Changes in earnings components
Revenues	(70.5)	140.8
Costs and expenses
Operating	3.6	(132.7)
Depreciation, depletion and amortization	(8.4)	(29.8)
General and administrative	2.1	1.6
Stock-based compensation	(1.1)	(5.8)
Accretion of asset retirement obligations	(0.2)	(0.6)
Foreign exchange gain / loss	(15.5)	(33.7)
Exploration	(2.9)	(20.8)
Interest and other income	0.5	17.8
Gain / loss on derivative instruments	(1.1)	(26.1)
Interest expense	1.0	9.6
Asset impairment losses	(20.2)	(20.2)
Other	9.8	22.8
Future taxes	(41.3)	(257.7)
Current taxes	6.9	(2.1)

Earnings for the period ended Dec. 31, 2007	28.5	227.1

Revenue

Total revenue for the fourth quarter was $242.6 million, $70.5 million lower than for the same quarter last year. Lower revenues in the fourth quarter of 2007 reflect: a lower average realized zinc price of US$1.29/lb in the fourth quarter of 2007 compared with US$1.93/lb in the fourth quarter of 2006; the impact from the appreciation in the Canadian dollar versus the US dollar estimated at negative $41.8 million and lower copper, gold and silver sales volumes. During the fourth quarter of 2007, finished metal inventories of zinc decreased by 2,800 tonnes and copper inventory increased by 3,500 tonnes. These negative impacts on revenue were partly offset by higher zinc sales volumes and higher realized US dollar prices for US dollar copper, gold and silver.

Total revenue for 2007 was $1,269.8 million. Revenues were higher in 2007 due to higher sales volumes for all metals produced by the Company, together with higher average US dollar realized prices for each of the metals the Company produces. These increases were partly offset by the impact from the appreciation of the Canadian dollar versus the US dollar estimated at negative $63.7 million.

Key drivers of our revenue are quantities of metal sold and realized metal prices. Refer to “Key Financial and Production Results” on page 5 and “HudBay Realized Prices” on page 10 for further information.

Expenses

Operating Expenses

For the fourth quarter of 2007, operating expenses were $160.0 million, reflecting a decrease of approximately 2% from $163.7 million in the same quarter of 2006. Significant variances were:

•	The appreciation of the Canadian dollar reduced our US dollar denominated operating costs by an estimated $14.2 million;

•	Commercial production at Balmat added $7.8 million, and increased mining and processing costs at other operations added $2.4 million related to higher consumable and contractor costs;

•	Profit sharing expense decreased by $4.9 million due to lower HBMS earnings;

•	An estimated net profits interest expense associated with our Callinan agreement added $3.6 million; and

•	Rehabilitation expenses increased by $3.2 million regarding reclamation.

Annual operating expenses were $730.7 million, reflecting an increase of approximately 22% from $598.1 million in 2006. Significant variances were:

•	Higher sales volumes increased cost of sales by approximately $47.3 million;

•	Increased volumes of purchased copper and zinc concentrates, partly offset by decreased unit costs, resulted in cost increases of $46.5 million;

•	Commercial production at Balmat added $35.9 million, and increased mining and processing costs at other operations added $19.4 million related to higher consumable and contractor costs;

•	The appreciation of the Canadian dollar reduced our US dollar denominated operating costs by an estimated $19.9 million;

•	An estimated net profits interest expense associated with our Callinan agreement added $6.5 million;

•	Profit sharing expense decreased by $4.7 million due to lower HBMS earnings; and

•	Rehabilitation expenses increased by $3.0 million regarding reclamation.

Key inventory changes during the fourth quarter were 1 :

•	Concentrate inventory - Domestic zinc concentrate increased by 8,100 tonnes to 18,400 tonnes, and domestic copper concentrate increased by 1,600 tonnes to 32,200 tonnes;

•	Inventory in process - Copper anodes increased slightly to 11,100 tonnes; and

•	Finished metal inventory - Zinc decreased 2,800 tonnes to 11,100 tonnes, and copper increased 3,500 tonnes to 5,600 tonnes.

[1]	Inventories of concentrates and other quantities are approximate. Estimates will change from period to period as quantities are reassessed.

		Three Months Ended		Year Ended
Unit Operating Costs		Dec 31 2007	Dec 31 2006	Dec 31 2007	Dec 31 2006
Mines
777	$/tonne	43.11	36.14	38.20	35.85
Trout Lake	$/tonne	51.32	48.51	48.77	41.74
Chisel North	$/tonne	62.99	53.57	57.80	51.37
Balmat	$/tonne	50.24	—	63.46	—

Total Mines	$/tonne	49.34	42.47	46.32	39.78
Concentrators
Flin Flon	$/tonne	9.60	8.80	9.57	8.61
Snow Lake	$/tonne	22.03	22.78	21.07	19.69
Balmat	$/tonne	9.26	—	10.88	—
Metallurgical Plants
Zinc Plant	$/lb. Zn	0.326	0.273	0.290	0.265
Zochem [1]	$/lb. ZnO	0.142	0.127	0.137	0.118
Copper Smelter	$/lb. Cu	0.272	0.293	0.270	0.264
WPCR	US$/lb. Cu	0.071	0.073	0.071	0.066

Non-GAAP Detailed Operating Expenses (C$000’s)
Mines
777		15,133	13,084	54,405	49,022
Trout Lake		10,834	11,087	40,335	35,013
Chisel North		5,468	4,401	19,013	16,611
Balmat [2]		4,941	—	21,328	—
Concentrators
Flin Flon		5,346	5,011	21,549	19,431
Snow Lake		1,736	1,852	6,761	6,402
Balmat [2]		908	—	3,629	—
Metallurgical Plants
Zinc Plant		19,030	18,678	70,694	68,981
Copper Smelter		13,919	14,995	53,602	51,405
WPCR		2,885	3,281	11,817	11,590
Other
Purchased concentrate treated		54,578	56,438	282,474	235,926
Anode freight & refining [3]		1,198	(850)	7,690	7,060
Services & administration		11,412	10,660	50,106	32,908
HBMS employee profit sharing		9,519	14,447	42,601	47,295
Other [4]		3,172	10,607	44,743	16,409

Total Operating Expenses, per financials		160,079	163,691	730,747	598,053

[1]	Excludes the cost of metal purchases.
[2]	Balmat mine and concentrator were not in commercial production in 2006.
[3]	Refining costs for the fourth quarter of 2006 included a credit to reallocate refining deductions from costs to revenues.
[4]	Includes changes in domestic inventory, share of CMM and miscellaneous provisions.

For the fourth quarter, other significant variances for 2007 versus 2006 were:

•

Depreciation and amortization increased by $8.4 million, totaling $25.6 million for the fourth quarter of 2007. $4.4 million arose from adding our Balmat mine’s depreciation and amortization expense since it reached commercial production on January 1, 2007. The remaining increase related primarily to increases in the Trout Lake mine amortization rate per tonne due to changes in ore reserves and anticipated future development costs, higher production tonnage at the 777 mine, and higher smelter depreciation.

•

Foreign exchange loss (gain) decreased by $15.5 million, moving from a gain of $12.9 million in the fourth quarter of 2006 to a loss of $2.6 million in the fourth quarter of 2007. This loss represents a decline in the Canadian dollar value of our US dollar denominated operating accounts (including certain cash, accounts receivable, accounts payable and derivatives) due to appreciation of the Canadian dollar relative to the US dollar. Refer to “HudBay Realized Prices” on page 10 for a comparison of foreign exchange rates.

•

Exploration expenses increased by $2.9 million to $6.2 million for the fourth quarter of 2007 (after recognition of a $1.9 million tax credit). Refer to “Capital Expenditures” on page 21 for information on capitalized exploration expenditures.

•

Gain (loss) on derivative instruments decreased $1.1 million, for a gain of $3.1 million in the fourth quarter of 2007. The composition of derivative instruments included in this gain changed from 2006 to 2007 as a result of our adoption of new CICA accounting standards for financial instruments effective January 1, 2007.

For the fourth quarter of 2007, this gain related mainly to the ineffective portion of gains recorded on our zinc and copper hedging relationships (refer to “Risk Management” on page 25) and increased market value of our US dollar put options.

For the fourth quarter of 2006, a gain of $4.3 million was recognized related mainly to derivative forward contracts for zinc associated with fixed price customer sales contracts for zinc and, to a lesser extent, zinc oxide to effectively convert the fixed price sales contract to floating prices. Effective January 1, 2007, we record gains and losses on these zinc forward contracts in revenue to essentially match the sales contracts associated with them.

•

Asset impairment losses of $20.2 million were recorded in the fourth quarter of 2007 earnings. Of this, $15.1 million was related to our Balmat mine. In its first year of commercial production in 2007, the performance of the Balmat mine did not meet the Company’s feasibility study expectations. Accounting policies require an asset impairment test when circumstances indicate that the carrying amounts of related assets may not be recoverable. An analysis of Balmat’s future operations, which included a probability that the operation may not improve sufficiently to meet the feasibility study expectations, indicated that the undiscounted future cash flows were less than the current carrying value of the related asset group. For this reason, the assets were reduced by $15.1 million to reflect their fair value as determined by the discounted cash flows. We are currently in the process of optimizing this operation.

The remaining $5.1 million related to impairment on our investments in listed shares. As the investments are classified as available-for-sale, we removed this impairment loss from other comprehensive income for recognition in earnings. The investments are carried on the balance sheet at their fair value of $2.7 million at year end.

•	Other expense of $9.8 million in the fourth quarter of 2006 related primarily to premiums on our debt repurchases.

For the year, other significant variances for 2007 versus 2006 were:

•

Depreciation and amortization increased by $29.8 million to $94.7 million for 2007. $14.1 million arose from adding our Balmat mine’s depreciation and amortization expense. The remaining increase related primarily to the Trout Lake mine, the 777 mine, and higher smelter depreciation, as noted above.

•

Stock-based compensation increased by $5.8 million to $12.0 million for 2007. Stock-based compensation expense is based upon option pricing models utilizing average share price and volatility, which have increased from prior periods.

•

Foreign exchange loss (gain) decreased by $33.7 million, moving from a gain of $11.1 million in 2006 to a loss of $22.6 million in 2007. As described above, this loss represents a decline in the Canadian dollar value of our US dollar denominated operating accounts.

•

Exploration expenses increased by $20.8 million to $33.1 million for 2007 (after recognition of a $1.9 million tax credit recorded in the fourth quarter of 2007). Refer to “Capital Expenditures” on page 21 for information on capitalized exploration expenditures.

•

Interest and other income increased by $17.8 million to $35.2 million for 2007. In 2007, we received $6.0 million for the finalization of the sale of shares held in Stikine Copper Limited. The investment in the Stikine shares was obtained many years ago and had been assigned no value. Interest income also increased during the year as our cash balance increased.

•

Gain (loss) on derivative instruments decreased by $26.1 million to a loss of $22.6 million in 2007. As noted above, the composition of derivative instruments included changed from 2006 to 2007 as a result of our adoption of new CICA accounting standards for financial instruments effective January 1, 2007.

The 2007 loss related primarily to the zinc and copper hedging relationships described above, partially offset by the increased value of the US dollar put options (refer to “Risk Management” on page 25).

The 2006 gain related mainly to derivative forward contracts for zinc associated with fixed price customer sales contracts for zinc and, to a lesser extent, zinc oxide to effectively convert the fixed price sales contract to floating prices.

•	Interest expense decreased by $9.6 million to $1.4 million for 2007 due to significantly reduced debt levels.

•	Asset impairment losses of $20.2 million were recorded in 2007 earnings; as described above, $15.1 million related to our Balmat mine, and $5.1 million related to our investments in listed shares.

•	Other expense of $22.8 million in 2006 related primarily to premiums on our 2006 debt repurchases.

Operating Earnings

For the fourth quarter, operating earnings were $46.4 million, reflecting a $90.0 million decrease from the fourth quarter of 2006. Significant variances affecting operating earnings were:

•	The appreciating Canadian dollar had a negative effect of $43.1 million;

•	Other decreases in revenue of $28.7 million, mainly due to lower sales volumes for copper and precious metals;

•	Other increases in operating expenses of $10.6 million, including expenses since Balmat reached commercial production; and

•	Higher depreciation and amortization rates.

For the full year 2007, operating earnings of $388.4 million reflected a $60.1 million decrease from 2006. Significant variances were:

•	The appreciating Canadian dollar had a negative effect of $77.5 million;

•	Other increases in revenue of $204.5 million due to higher sales volumes and US dollar metal prices;

•

Other increases in operating expenses of $152.2 million, including increases due to higher sales volumes, increased volumes of purchased concentrate, Balmat commercial production, and general increases in consumable and contractor costs; and

•	Higher depreciation and amortization rates.

During the fourth quarter and for the full year, the Balmat operation was not able to achieve positive operating earnings. Costs of the operation not directly associated with the mining and concentration activities, including freight and administration, were approximately $2.3 million for the fourth quarter and $11.3 million for the full year 2007.

Tax Expense

Income Tax Expense

The statutory income tax rate decreased from 38.7% in 2006 to 36.0% in 2007 as a result of the federal corporate legislative change to phase-in the deductibility of mining taxes and Crown royalties. Substantively enacted changes in rates for future years will result in reductions in the Canadian federal rate from 19.5% to 15% by 2012 and reductions in the Manitoba tax rate from 14% to 13% by 2009. Further Manitoba rate reductions have been announced but are not yet substantively enacted. We use substantively enacted rates applicable to future years when we measure the future tax liability related to our long-lived property, plant and equipment. Accordingly, we reduced our 2007 income tax expense by $4.3 million.

In the past, we built up significant corporate income tax pools and, in recent years, have recorded benefits related to these pools as future tax assets (net of a valuation allowance, which serves to limit the tax asset recognized on the balance sheet to an amount management believes we are more likely than not to realize). As at December 31, 2006, we had fully recognized our HBMS future income tax asset, except for amounts related to longer-term items (temporary differences for reclamation, post-retirement and pension obligations). In 2007, after applying our income tax pools to current earnings, our HBMS future income tax asset was completely drawn down, and we recorded a non-cash, or future, income tax expense. After updating our estimates in 2007, we determined that we are now more likely than not to realize corporate income tax deductions related to pension and certain post-retirement obligations as well as certain Canadian non-capital losses. Accordingly, we decreased our valuation allowance by $39.2 million which increased our tax asset and decreased future tax expense.

Significant items increasing our effective income tax rate included stock-based compensation (which is not deductible for tax purposes), temporary differences related to items which could generate capital losses, and an increase in the valuation allowance for timing differences related to certain US operations.

Mining Tax Expense

We also have built up mining tax pools over the years and have, more recently, recorded related benefits as future tax assets. We consider some different factors in estimating the required valuation allowance for mining tax assets, primarily because the rate of deductions is more restrictive for mining tax purposes. At each of December 31, 2006 and December 31, 2007, the future mining tax asset recorded on our balance sheet was net of a valuation allowance related to portions of our mining tax pools that related to temporary differences expected to reverse more than three years in the future. We review our estimates for the valuation allowance each quarter, and in doing so we consider uncertainties associated with future longer-term metal prices and foreign exchange rates. In 2007, after applying our mining tax pools to current earnings, our future mining tax asset was partially drawn-down.

Our effective rate for current mining taxes is approximately 8.7% on our 2007 earnings before tax. In 2006, current mining tax was approximately 6.5% on earnings before tax. The higher effective mining tax rate for 2007 relates mainly to the composition of our earnings and the reduction of available tax deductions.

	Year Ended
Breakdown of Tax Expense (Benefit)	Dec 31 2007	Dec 31 2006
Non-cash - income tax expense [1]	104,063	(123,484)
Non-cash - mining tax expense [1]	2,077	(28,104)

Total non-cash draw-down	106,140	(151,588)

Estimated current tax expense - income tax	407	1,188
Estimated current tax payable - mining tax	31,770	28,860

Total estimated taxes payable	32,177	30,048

Tax expense (benefit)	138,317	(121,540)

[1]	Non-cash tax expenses represent draw-downs of the non-cash future income and mining tax assets.

EBITDA 1

The following table presents the calculation of EBITDA for the fourth quarter and the year ended December 31, 2007 and December 31, 2006.

	Three Months Ended		Year Ended
	Dec 31 2007	Dec 31 2006	Dec 31 2007	Dec 31 2006
	($000’s)
Operating earnings per consolidated financial statements	46,404	136,373	388,369	448,500
Adjustments
Depreciation and amortization	25,610	17,185	94,697	64,928

EBITDA	72,014	153,558	483,066	513,428

[1]

Refer to “Non-GAAP Performance Measures” on page 38. EBITDA represents earnings before interest, taxes, depreciation and amortization, loss/gain on derivative instruments, interest and other income, exploration, asset impairment loss and other.

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Financial Condition at December 31, 2007 Compared to Financial Condition as at December 31, 2006

Cash and cash equivalents increased by $371.7 million to $757.6 million as at December 31, 2007, compared to December 31, 2006.

Working capital improved by $233.2 million to $880.9 million from December 31, 2006 to December 31, 2007. The significant changes, other than our increasing cash position, included draw-downs in the current portion of future income and mining tax assets and liabilities of $109.8 million, normal operating decreases in accounts receivable of $61.6 million, increases in payables of $2.8 million, and decreased taxes payable of $23.8 million.

In December 2007 we launched a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, up to 9,946,093 HudBay common shares, representing approximately 9.5% of its public float, over a 12 month period ending December 16, 2008. In December 2007, we repurchased 321,300 shares at a net cost of $6.2 million. As at January 14, 2008 at total of 941,300 shares had been purchased for approximately $17.2 million.

Common share capital increased by $2.7 million due to the exercise of options of $10.8 million, offset by the renunciation of $7.3 million of eligible exploration expenditures and the original cost of the shares repurchased of $0.8 million.

Our contractual obligations at December 31, 2007 are materially unchanged from December 31, 2006.

During the quarter ended December 31, 2007, we extended our HBMS $80.0 million revolving credit facility maturity date to February 29, 2008. Subsequent to December 31, 2007, the credit facility was further extended to February 27, 2009. No draw-down has been made on this facility.

As at December 31, 2007, we had $32.7 million letters of credit outstanding.

The following table summarizes our cash flows for the three and twelve months ended December 31, 2007 and December 31, 2006.

	Three Months Ended		Year Ended
	Dec 31 2007	Dec 31 2006	Dec 31 2007	Dec 31 2006
	($000’s)
Net earnings for the period	28,459	165,788	227,139	563,991
Items not affecting cash	55,350	(17,280)	250,751	(73,194)
Net change in non-cash items	9,156	(4,083)	20,283	(66,871)

Cash provided by operating activities	92,965	144,425	498,173	423,926
Cash required for financing activities	(6,905)	(44,218)	(6,524)	(44,522)
Cash required for investing activities	(38,344)	(33,236)	(117,826)	(135,686)
Effect of exchange rate changes on cash and equivalents	6,975	7,882	(2,113)	486

Increase in cash and cash equivalents	54,691	74,853	371,710	244,204

Cash inflow for the fourth quarter was $54.7 million, compared to a cash inflow of $74.9 million for the quarter ended December 31, 2006.

For the full year 2007, cash inflow was $371.7 million, compared to a cash inflow of $244.2 million for the period ended December 31, 2006.

Cash Flow from Operating Activities

Operating activities provided $93.0 million of cash flows in the fourth quarter, a decrease from $144.4 million for the quarter ended December 31, 2006. The appreciation of the Canadian dollar over the US dollar contributed to lower revenues and lower operating cash flow, offset partially by changes in non-cash working capital. These included decreases in accounts receivable of $17.3 million and increases in inventories of $17.5 million and accounts payable of $19.6 million.

For the full year 2007, cash provided by operations was $498.2 million, compared to $423.9 million for the same period in 2006, primarily due to higher metal sales volumes and higher US dollar prices, largely offset by the appreciation of the Canadian dollar prices. Significant changes in non-cash working capital included decreases in accounts receivable of $61.6 million and increases in accounts payable of $2.8 million, offset in part by decreases in taxes payable of $23.8 million and increases in inventories of $19.9 million.

Cash Flow from Financing Activities

Financing activities required cash outflows of $6.9 million in the fourth quarter, mainly due to share buy backs of $6.2 million and capital lease repayments of $1.0 million, offset by proceeds from the exercise of stock options of approximately $0.3 million. Cash required for financing activities in the fourth quarter of 2006 was significantly greater, mainly due to our $48.5 million debt repurchases.

For the full year 2007, cash required for financing activities was $6.5 million, with proceeds from the exercise of stock options of approximately $7.7 million offset by a $4.0 million repayment of capital lease obligations, a $4.0 million repayment of our Province of Manitoba loan, and our share buy backs of $6.2 million. Prior year cash outflows for financing activities were greater due mainly to 2006 debt repurchases of $173.1 million and total proceeds of $136.4 million received on exercise of warrants, issuance of common shares and exercise of stock options.

Cash Flow from Investing Activities

Investing activities required cash outflows of $38.3 million in the fourth quarter, related mainly to capitalized mine development and other sustaining capital expenditures. Investing activities in the fourth quarter of 2006 related to capitalized mine development and other sustaining capital expenditures of $26.4 million, including Balmat start-up capital, as well as a $6.8 million investment in listed shares.

For the full year 2007, cash required for investing activities was $117.8 million, related mainly to capitalized mine development and other sustaining capital expenditures. Investing activities of $135.7 million in the same period of 2006 related to capitalized mine development, Balmat start-up capital and other sustaining capital expenditures of $119.3 million, the Company’s $17.0 million acquisition of the WPCR, and an investment of $6.8 million in listed shares. These were offset in part by proceeds from the sale of the ScoZinc property and equipment of $7.4 million.

Capital Expenditures

The following is our capital expenditures by mine and processing facility.

	Three Months Ended		Year Ended		Full Year Outlook 2008
	Dec 31 2007	Dec 31 2006	Dec 31 2007	Dec 31 2006
	($ millions)
777 Mine	7.2	7.2	27.3	25.3	23.4
Trout Lake Mine	8.6	4.8	28.0	22.8	23.1
Chisel North Mine	6.4	1.4	12.3	5.9	9.3
Balmat Mine and Concentrator	8.4	0.6	25.0	24.6	21.6
Flin Flon and Snow Lake Concentrators	0.5	1.7	1.7	3.5	5.0
Flin Flon and Snow Lake Other	1.3	7.5	6.5	16.2	18.5
Zinc Plant	2.6	1.5	6.1	4.2	9.3
Zinc Oxide Plant	0.1	0.8	0.6	2.0	0.9
Copper Smelter	1.1	0.2	2.0	12.4	2.1
WPCR	1.6	0.7	7.4	2.4	1.4

Total	37.8	26.4	116.9	119.3	114.6

	Three Months Ended		Year Ended
	Dec 31 2007	Dec 31 2006	Dec 31 2007	Dec 31 2006	Expected 2008
	($ millions)
Plant and Equipment	16.8	15.6	44.7	48.7	50.1
Capital Development	19.0	9.8	65.9	67.2	57.6
Capitalized Exploration	2.0	1.0	6.3	3.4	6.9

Total	37.8	26.4	116.9	119.3	114.6

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes, as at December 31, 2007, certain of our contractual obligations for the period specified.

Payment Schedule	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
	($000’s)
Interest on long-term debt obligations	1,120	280	560	280	—
Long-term debt obligations	7,500	7,500	—	—	—
Capital lease obligations	5,180	3,556	1,624	—	—
Operating lease obligations	866	398	366	102	—
Purchase obligations	8,477	8,477	—	—	—
Pension and other employee future benefits obligations	125,592	16,595	31,200	22,500	55,297
Asset retirement obligations [1]	65,193	3,195	2,073	2,073	57,852

Total	213,928	40,001	35,823	24,955	113,149

[1]	Before inflation and market risk.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments:

•	Commitments to purchase and sell copper and zinc concentrates, with payments related to market prices over a quotational period;

•	A profit-sharing plan with certain of our employees;

•	Security agreements with the Provinces of Manitoba and Saskatchewan related to reclamation undertakings and decommissioning plans;

•

An asset purchase agreement with respect to our Balmat mine that specifies payments to be made out of annual positive future net free cash flow (after reasonable capital and exploration expenditures) from Balmat mine operations;

•	Royalty agreement and net profit interest agreements related to our 777 and Balmat mines; and

•	Collective Bargaining Agreements in place with our unionized Flin Flon/Snow Lake workforce that prohibit strikes and lockouts and provide for binding arbitration.

Additional details on the above commitments are available in note 20(b,c) to our December 31, 2007 annual consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgment is applied include ore reserve determinations used in amortization of capitalized mine development, in-process inventory quantities, plant and equipment estimated economic lives and salvage values, assessment of impairment, fair value of certain assets and liabilities, contingent liabilities, future income and mining tax assets and valuation reserves, asset retirement obligations, stock based compensation, pension obligations and other employee future benefits. Actual results could differ from those estimates by material amounts. These estimates are reviewed at least annually and, as the adjustments become necessary, they are reported in earnings in the period in which they became known.

Mineral Reserves and Mineral Resources

We estimate mineral reserves and mineral resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs, as well as long-term commodity prices and foreign exchange rates. We capitalize the costs of mineral properties and mine development and amortize them on a unit-of-production basis, based on related proven and probable mineral reserves.

Impairment

We periodically review the carrying value of our operating mines and plant and equipment for impairment when events or changes in circumstances indicate that the carrying amounts of related assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, we measure and record an impairment loss to write down the assets to fair value, which is normally the discounted value of future cash flows. Cash flows include the production of both mineral reserves and a portion of mineral resources based on management’s best estimate of the most probable production profile. Cash flows are also dependent on estimates of future production costs, capital expenditures, salvage values, closure costs, reclamation costs as well as long term commodity prices and foreign exchange rates.

In-Process Inventories

In-process concentrates and metal inventory quantities comprise the majority of our inventories by value and represent materials that are in the process of being converted into saleable product. We measure in-process inventories based on assays of material received at our metallurgical plants and estimates of recoveries in the production processes. We estimate realizable value of in-process inventories at financial statement dates and carry inventories at the lower of cost and estimated net realizable value. Where the net realizable value is less than the accumulated costs that have been allocated to that inventory, we report an impairment charge as part of current period operating costs to reduce the carrying value of the inventory.

Future Tax Assets and Liabilities

We use the asset and liability method of tax allocation for accounting for income taxes. Under the liability method, future income and mining tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. These determinations rely on management’s forecast of future earnings and interpretation of tax legislation. We measure future tax assets and liabilities using the substantively enacted tax rates expected to be in effect in the years that differences occur. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. We evaluate the carrying value of our future tax assets quarterly and adjust the amount of the valuation allowance as necessary. Factors used to assess the likelihood of realization include forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Asset Retirement Obligations

We estimate asset retirement obligations based on environmental plans, in compliance with current environmental and regulatory requirements. We estimate and provide for decommissioning costs, and record a corresponding decommissioning asset, when a new mine or plant is placed into commercial production. We accrue accretion expenses over the life of each associated operating mine or plant, such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date and we amortize the decommissioning asset over the life of the related asset. Changes in cost estimates result in offsetting changes to the asset and liability and corresponding changes to the associated amortization and accretion rates. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from our estimates.

Pensions and other Employee Future Benefits

Our post-retirement obligations relate mainly to ongoing health care benefit plans. We estimate the obligations relating to these plans and our pension plans based on actuarial determinations, which incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

Start of Commercial Production

We assess development projects to determine when they move from the development category to commercial production. At this stage, operating costs and revenues are no longer capitalized to Property, Plant and Equipment. Before classifying a project as being in commercial production, we consider a range of criteria that is relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill, achievement of continuous production, ramp-ups, or other output; and expected net margin during the pre-production period. In a phased mining approach, we consider milestones achieved at each phase of completion. Management usually assesses the operation’s ability to sustain production over a period of one to three months, depending on the complexity related to the stability of continuous operation. Commercial production will be considered to have commenced at the beginning of the month in which the criteria are met. On this basis, the Balmat Mine and Concentrator commenced commercial production on January 1, 2007.

Estimates in Determining Fair Value of Financial Instruments

We record various financial assets, financial liabilities and derivatives at fair value. Fair values are based on quoted market prices, where available. If market quotes are not available, we use internal valuation models with market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

We have separated and recorded at fair value embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months. At each reporting date, we mark-to-market provisionally priced metals based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in operating expenses for purchase concentrate contracts.

Stock Based Compensation Expense

We use the fair value based method to account for all stock-based payments. Under this method, we measure compensation cost attributable to options granted at fair value at the grant date. To determine the fair value of options, we use a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future stock price volatility and the expected average life of the options.

RISK MANAGEMENT

From time to time we maintain price protection programs and conduct commodity price risk management to reduce risk through the use of financial instruments.

Bur Deposit

In the first quarter of 2007, we implemented a price protection program for the Bur deposit to enhance the feasibility study expected later in the year. The Bur deposit, with its fine grained ore, would require significant upgrades to the Snow Lake concentrator to achieve economical recoveries. The Lalor Lake deposit, with its potentially higher tonnage and metallurgical similarities to our other mines in the Snow Lake region, would allow us to take full advantage of available capacity at the Snow Lake concentrator. Therefore, we have decided to defer the development of the Bur deposit at this time. Following this decision, and with lower zinc prices, we unwound a significant portion of the zinc swaps in December. For accounting purposes, the mark-to-market gains or losses recognized to the point of unwinding are held in other comprehensive income (“OCI”) and will be reclassified to earnings when the hedged anticipated future zinc sales occur.

In January of 2008 we unwound the remaining 10,200 tonnes of zinc swaps. The remaining copper swaps continue to hedge our anticipated future copper sales.

The following are the prices, for accounting purposes, for the metal swaps remaining at December 31, 2007:

Hedge Prices		2008	2009	2010	Total
Zinc swap contracts	tonnes	—	—	10,200	10,200
	US$/lb.	—	—	1.22	1.22
Copper swap contracts	tonnes	4,200	5,100	5,100	14,400
	US$/lb.	2.69	2.45	2.22	2.44

The hedges noted above meet the requirement for hedge accounting under GAAP.

For the fourth quarter 2007, we recorded in earnings a gain of $2.6 million related to the ineffective portion of the price protection program. We recorded in OCI a pre-tax gain of $23.2 million ($14.9 million after future income taxes) to reflect the effective portion of gains and losses under the cash flow hedges. As the zinc swaps we unwound in the fourth quarter were part of effective hedging relationships, the effective portion of their gains and losses remain in OCI and will be charged to earnings in the periods when the original hedges would have closed.

For the full year 2007, we have recorded a loss of $8.2 million in earnings related to the hedges. This includes a $9.3 million, one-time loss recorded for the period between executing the swap contracts and generating the required hedge accounting documentation. This $9.3 million loss is considered a one-time charge, as the Company expects the hedges to remain highly effective for hedge accounting in the future. The remaining gain of $1.1 million represents the ineffective portion of gains and losses under the cash flow hedges. An $8.4 million pre-tax loss ($5.2 million after future income taxes) was reflected in the full year 2007 OCI. The fair value of the metal swaps as at December 31, 2007 was negative $26.4 million.

Our swap agreements are with creditworthy counterparties and are governed by master agreements with customary wording under which we are not required to provide collateral.

Zinc and Zinc Oxide

To provide a service to our customers who purchase finished metal and oxide from our plants and require known future prices, we enter into fixed price sales contracts regarding zinc and zinc oxide. To ensure that we continue to receive a floating or unhedged realized zinc price, we enter into forward zinc purchase contracts that effectively offset the fixed price sales contracts with our customers.

Foreign Exchange

We have forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At December 31, 2007, we held US dollar put options giving it the right, but not the obligation, to sell up to US$21.9 million in equal quarterly amounts at $1.20482 per US dollar continuing to January 2009. The fair value of the US dollar put options was $4.9 million as at December 31, 2007 due to the appreciation in the Canadian dollar.

In the current environment of strong base metal prices, we have significantly benefited from exposure to metal prices. In the future, we may consider implementing other protection programs to limit the effects of future price changes.

HEALTH, SAFETY, ENVIRONMENT AND PRODUCT QUALITY

HudBay’s operations, including contractors, recorded a Lost Time Accident (“LTA”) frequency rate of 1.4 per 200,000 hours worked for the fourth quarter of 2007, compared to 0.8 from the same quarter in 2006. The full year 2007 LTA frequency remained the same as last year at 1.0.

The Environment

There were no significant environmental non-compliances during 2007.

All operations now have management systems certified to both OHSAS 18001 for occupational health and safety and ISO 14001 for the environment. WPCR received certification on schedule in October of 2007. In addition, the production and supply of HBMS’ final products are registered to the ISO 9001 quality standard.

In the third quarter of 2007, Manitoba Conservation issued a report on its study of surface soils in Flin Flon, Manitoba and Creighton, Saskatchewan. The report identified some sample levels of metal in soils which exceeded Canadian Council of Ministers of the Environment guidelines. This has triggered additional assessments to determine if a health risk exists and is expected to take approximately 12 months to complete.

Addressing Evolving Environmental Regulations

In April 2006, the Canadian federal government issued a notice requiring the preparation and implementation of pollution prevention plans in respect of specified toxic substances released from base metal smelters and refineries. These plans must be fully implemented no later than December 31, 2015. We have prepared the required plan for the Flin Flon metallurgical complex and commercial implementation. Annual interim progress reports will be provided to government until the plan is fully implemented.

The notice sets annual air release targets for the specified substances. For our operations, the greatest emission is sulphur dioxide, primarily from our copper smelter. The air release targets are divided into two phases, with the annual sulphur dioxide emission target for our operations reduced from the current 220,000 tonnes per annum to 187,000 tonnes in 2008, and a further reduction to 33,500 tonnes for 2015.

As indicated by our 2008 production guidance, we expect to achieve the 2008 targets for sulphur dioxide. However, given the lower sulphur dioxide emissions target in 2015, together with other economic challenges (lower treatment charges and the higher costs of fuel), and in the absence of economically viable technological alternatives, we will be assessing the economic viability of our copper smelter on an ongoing basis.

HudBay publishes an annual sustainability report that specifies the Company’s environmental, health and safety performance. The 2006 report is available on our web site.

OPERATIONS OVERVIEW

Estimated Mineral Reserves (January 1 2008)1 - Operating Properties

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777
Proven	4,464,700	2.4	25.7	3.1	4.0
Probable	11,224,300	2.2	29.9	2.1	5.0
Trout Lake
Proven	1,535,000	1.3	13.7	2.0	4.1
Probable	831,800	1.7	21.8	2.1	4.7
Chisel North
Proven	528,700	—	—	—	9.3
Probable	879,400	—	—	—	6.8
Balmat
Proven	1,000,100	—	—	—	9.5
Probable	890,400	—	—	—	10.8

Total Proven	7,528,500
Total Probable	13,825,900

Total Reserves	21,354,400

[1]	Diluted, recovered and economically tested.

The 2008 estimated mineral reserves have been prepared under the supervision of Gerald Beauchamp, B.SC., P.Eng., who is employed by HBMS as Senior Mines Analyst and who is a Qualified Person under NI 43-101.

Long term metal prices, including premiums used to determine economic viability of the 2008 mineral reserves were US$550 oz. gold, US$11.00 oz. silver, US$1.45 lb. copper and US$0.75 lb. zinc. In addition, there are inferred mineral resources of 3,470,500 tonnes. For more information, refer to our press release dated February 12, 2008, which also discloses mineral reserves related to pre-development properties.

Mines

		Three Months Ended			Year Ended
		Dec 31 2007	Dec 31 2006		Dec 31 2007	Dec 31 2006
777
Ore	tonnes	351,031	362,042		1,424,122	1,367,548
Zinc	%	4.95	4.07		4.51	4.81
Copper	%	2.67	2.99		2.68	2.81
Gold	g/tonne	2.05	2.91		2.44	2.43
Silver	g/tonne	25.30	26.13		25.64	25.61

Trout Lake
Ore	tonnes	211,112	228,539		827,014	838,862
Zinc	%	5.16	2.86		4.27	3.65
Copper	%	2.47	2.31		2.36	2.18
Gold	g/tonne	1.46	1.28		1.44	1.28
Silver	g/tonne	18.05	11.19		14.84	13.53

Chisel North
Ore	tonnes	86,796	82,148		328,928	323,379
Zinc	%	7.31	8.83		8.20	8.56

Balmat
Ore	tonnes	98,294	—	[1]	335,808	—	[1]
Zinc	%	7.04	—	[1]	6.96	—	[1]

Total Mines
Ore	tonnes	747,233	672,729		2,915,872	2,529,789
Zinc	%	5.56	4.24		5.14	4.91
Copper	%	2.00	2.41		2.01	2.26
Gold	g/tonne	1.47	2.06		1.66	1.84
Silver	g/tonne	19.46	20.51		19.31	20.99

[1]	Not in commercial production.

For unit operating costs, refer to page 15.

777 Mine

The 777 mine is located immediately adjacent to the Company’s principal concentrator and metallurgical plants in Flin Flon, Manitoba. Commercial production commenced in January 2004.

Ore production at the 777 mine for the fourth quarter decreased by 3% compared to the same period in 2006. The reduction in mined tonnage was a result of two planned maintenance shutdowns, one for repairs to the ore hoist motor, and the second to the ore handling system. Zinc grade was higher by 22% and copper grade was lower by 11% due to planned changes in the mining sequence that increased the zinc grade mined. The gold grade was 30% lower, while the silver grade was 3% lower, consistent with the lower copper and higher zinc grades. Operating costs per ore tonne in the fourth quarter were higher by 19%. The overruns are related to major repair to a production scooptram and increased costs of consumables including fuel, propane, steel and cement.

Ore production at the 777 mine for the full year 2007 increased by 4% compared to 2006. Improvements in mine ore handling, the availability of the mobile equipment fleet, and improvement in paste backfill placement facilitated the production increase. Compared with grades in 2006, zinc grade was lower by 6%, copper grade was lower by 5%, while gold and silver grades remained the same. The lower grades are attributed to mining some lower grade ores from the Callinan area of the mine. Operating costs per ore tonne were 7% higher at $38.20 per tonne due to increases in consumable costs including fuel, propane, steel and cement.

Trout Lake Mine

The Trout Lake mine is located approximately six kilometres from the Company’s principal ore concentrator and metallurgical complex in Flin Flon, Manitoba. Commercial production commenced at the Trout Lake mine in 1982. The mine is accessed from surface by a shaft and ramp and ore from the mine is truck hauled to the Flin Flon concentrator.

Ore production at Trout Lake for the fourth quarter was 8% lower compared to the same quarter in 2006. This is consistent with the 2007 mining plan, reflecting smaller mining blocks and greater haulage distances to ore passes. Zinc grade was 80% higher and copper grade was 7% higher. The increased grade is consistent with the revised mining plan at the end of the first quarter 2007 to increase zinc production. This was successful and achieved increased zinc production from the North Zone, Mid Zone, and the Lower C Zone. Higher gold and silver grades were also obtained with the changed mining plan. Operating costs per ore tonne were 6% higher due to increased ground support costs, as well as the development and rehabilitation associated with the pillar extraction project.

Ore production at Trout Lake decreased by 1% for the full year 2007 compared to 2006. This is consistent with the 2007 mining plan, reflecting smaller mining blocks and longer haul distances to ore passes. Zinc grade was 17% higher, copper grade was 8% higher, gold grade was 13% higher and silver grade was 10% higher, consistent with the revised mining plan in 2007. Operating costs per ore tonne mined were 17% higher, related to increased ground support and rehabilitation of some of the mining areas. Increased consumable costs including fuel, propane and steel also contributed to the higher costs.

Chisel North Mine

The Chisel North mine is located approximately 10 kilometres west of the Company’s Snow Lake ore concentrator, which is approximately 215 kilometres from Flin Flon, Manitoba. Commercial production commenced at the mine in June 2000. The mine is accessed by a ramp, and ore from the mine is trucked to the Snow Lake concentrator. Concentrate produced is trucked to HudBay’s zinc plant in Flin Flon.

Ore production at Chisel North for the fourth quarter was 6% higher than the same quarter in 2006. Zinc ore grade was 17% lower, consistent with the areas mined within the fourth quarter. There was some copper and zinc tonnage mined and processed in Flin Flon to receive the copper credits, as well as the gold and silver credits; this material had lower than mine average zinc grades. Operating costs per ore tonne were 18% higher primarily related to the increased cost of consumables and higher maintenance costs for the underground production fleet. The costs were also higher due to the transport and processing of ore in the Flin Flon concentrator during the fourth quarter.

Ore production at Chisel North for the full year 2007 was 2% higher in 2007 compared to 2006. Zinc ore grade was 4% lower, consistent with the mining plan. Operating costs were 13% higher, related primarily to the higher cost of underground consumables, and increased contractor costs for surface crushing and diamond drilling.

Balmat Mine

The Balmat mine is located in upper New York State. Concentrate production began in May 2006 and commercial production commenced January 1, 2007.

2007 ore production at Balmat was 335,808 tonnes at 6.96% zinc. Operating costs per ore tonne are expected to continue to decrease as production tonnage increases during 2008. Operating costs per ore tonne trended down in 2007 from $85.55 per tonne in the first quarter of the year to $50.24 in the fourth quarter of 2007, and averaged $63.46 for all of 2007.

Despite continued improvement, the mine did not reach the targets set out in the feasibility study for its first year of operation. The lower production combined with higher capitalized development expenses resulted in a higher than expected carrying value for the operation by the end of 2007. The higher carrying value together with a lower forecasted zinc price, triggered an impairment test, which indicated that the probability weighted cash flows would not recover the value of the long-lived assets. A non-cash charge was taken to reduce the value of the assets to their estimated fair value. We are currently in the process of optimizing this operation.

Concentrators

		Three Months Ended			Year Ended
		Dec 31 2007	Dec 31 2006		Dec 31 2007	Dec 31 2006
Concentrators
Flin Flon Concentrator
Ore	tonnes	556,946	569,516		2,252,618	2,258,146
Zinc	%	4.96	3.70		4.39	4.36
Copper	%	2.59	2.75		2.57	2.58
Gold	g/tonne	1.85	2.28		2.08	1.99
Silver	g/tonne	22.60	20.56		21.60	20.99

Zinc concentrate	tonnes	46,398	33,375		163,695	161,554
Concentrate grade	% Zn	51.70	52.42		51.75	51.92

Copper concentrate	tonnes	53,424	59,187		216,451	218,177
Concentrate grade	% Cu	25.01	24.58		24.87	24.90

Zinc recovery	%	86.8	83.1		85.7	85.1
Copper recovery	%	92.7	92.9		93.0	93.4
Gold recovery	%	74.3	68.4		68.7	70.7
Silver recovery	%	63.3	63.4		61.2	63.5

Snow Lake Concentrator
Ore	tonnes	78,800	81,305		320,862	325,114
Zinc	%	7.58	8.84		8.29	8.59

Zinc concentrate	tonnes	11,253	13,583		50,636	53,001
Concentrate grade	% Zn	50.61	51.65		50.53	51.40

Zinc recovery	%	95.3	97.6		96.2	97.6

Balmat Concentrator		98,124			333,053
Ore	tonnes	7.00	—	[1]	6.90	—	[1]
Zinc	%		—	[1]		—	[1]

Zinc concentrate	tonnes	11,201	—	[1]	38,616	—	[1]
Concentrate grade	% Zn	57.32	—	[1]	57.15	—	[1]

Zinc recovery	%	94.4	—	[1]	95.4	—	[1]

[1]	Not in commercial production.

For unit operating costs, refer to page 15.

Flin Flon Concentrator

The Flin Flon concentrator produces zinc and copper concentrates from ore mined at the 777 and Trout Lake mines.

For the fourth quarter of 2007, ore processed decreased by 2% compared to the same period in 2006. Zinc head grade was 34% higher and copper head grade was 6% lower due to changes in ore received from the Trout Lake and 777 mines. Recoveries of zinc to concentrate were 4% higher, consistent with the higher grade of ore processed. Recoveries of copper to concentrate were down slightly. Operating cost per ore tonne processed increased by 9%, primarily related to higher maintenance costs.

Ore processed for the full year 2007 was similar to 2006 levels. Zinc head grade in 2007 was 1% higher than last year, while copper head grades were the same, consistent with the ore received from the 777 and Trout Lake mines. Recovery of zinc to concentrate was 1% higher and copper metal to concentrate was similar to the same period in 2006. Operating costs per tonne of ore processed were 11% higher, primarily related to increased purchase prices for reagents and grinding media.

Snow Lake Concentrator

The Snow Lake concentrator is approximately 215 kilometres from the Flin Flon, Manitoba metallurgical complex. The facility processes only the Chisel North mine zinc ore and produces zinc concentrate that is trucked to the Flin Flon zinc plant for treatment.

For the fourth quarter of 2007, ore processed was 3% lower compared to the same quarter in 2006, consistent with lower tonnage received from the Chisel North mine. Zinc head grade was 14% lower due to lower mining grades from Chisel North mine. Recovery of zinc metal to concentrate was 2% lower at 95.3%, consistent with lower ore head grade. Operating costs per ore tonne processed, which include the cost of transportation to Flin Flon, decreased by 3% primarily due to the reduced concentrate hauling to Flin Flon.

Ore processed for the full year 2007 was 1% lower than in 2006. In 2007 zinc ore head grade was lower by 3%, while zinc recovery to concentrate was 1% lower due to the lower head grades experienced last year. Operating costs per ore tonne increased by 7%, primarily related to increased costs for reagents and grinding media.

Balmat Concentrator

The Balmat concentrator is located at the Balmat mine site in upper New York State, approximately 158 kilometres south of the CEZ refinery (a third party) near Montreal.

Zinc concentrate produced at Balmat is sold to Xstrata and primarily treated at its CEZ refinery near Montreal. The agreement with Xstrata allows HudBay to purchase from Xstrata zinc concentrate, representing up to 50% of Balmat’s annual zinc concentrate production sold to Xstrata.

For the fourth quarter of 2007, ore processed was 98,124 tonnes. Zinc ore head grade was 7.0%. Recovery of metal to concentrate was 94.4%. Operating costs were $9.26 per ore tonne. The mine and concentrator were not in commercial production during 2006.

In 2007, 333,053 tonnes of ore were processed at an ore head grade of 6.90% zinc. Recovery of zinc metal to concentrate was 95.4% and operating costs were $10.88 per ore tonne.

During the fourth quarter, Balmat produced 6,486 tonnes of zinc contained in concentrate with 5,513 tonnes of payable zinc metal, and sold 5,124 tonnes of zinc metal. During the fourth quarter, inventory of zinc concentrate at Balmat increased by about 1,700 tonnes to approximately 3,700 tonnes.

		Three Months Ended		Year Ended
Balmat Zinc Metal		Dec 31 2007	Dec 31[1] 2006	Dec 31 2007	Dec 31 2006
Contained in concentrate produced	tonnes	6,486	—	22,068	—
Payable in concentrate produced	tonnes	5,513	—	18,758	—
Zinc metal sold	tonnes	5,124	—	18,487	—

[1]	Balmat mine and concentrator were not in commercial production in 2006.

Metallurgical Plants

Metal Produced and Sold

		Three Months Ended		Year Ended
		Dec 31 2007	Dec 31 2006	Dec 31 2007	Dec 31 2006
Metal Produced [1]
Metal from HBMS Concentrates
Zinc	tonnes	24,866	27,419	99,803	113,637
Copper	tonnes	13,638	15,317	54,301	56,698
Gold	troy oz.	25,577	27,563	100,255	95,980
Silver	troy oz.	253,713	245,328	943,429	962,743

Metal from HBMS Purchased
Concentrates
Zinc	tonnes	1,638	3,569	10,717	4,329
Copper	tonnes	9,556	7,877	35,694	31,527
Gold	troy oz.	645	580	2,332	1,972
Silver	troy oz.	131,985	97,635	503,309	382,184

Total HBMS Metal Produced
Zinc	tonnes	26,504	30,988	110,520	117,966
Copper	tonnes	23,194	23,194	89,995	88,225
Gold	troy oz.	26,222	28,143	102,587	97,952
Silver	troy oz.	385,698	342,963	1,446,738	1,344,927

Balmat [2]
Zinc metal in concentrate for sale	tonnes	6,486	4,003	22,068	9,037
Metal in concentrate purchased from
Xstrata [3]	tonnes	(1,607)	(3,032)	(6,319)	(3,750)

Total Produced [4]
Zinc	tonnes	31,383	31,959	126,269	123,253
Copper	tonnes	23,194	23,194	89,995	88,225
Gold	troy oz.	26,222	28,143	102,587	97,952
Silver	troy oz.	385,698	342,963	1,446,738	1,344,927

Metal Sold [5]
Zinc, incl sales to Zochem	tonnes	34,313	32,386	132,994	114,646
Copper	tonnes	18,558	19,901	87,003	79,395
Gold	troy oz.	18,680	22,112	96,847	82,921
Silver	troy oz.	247,077	295,545	1,270,791	1,195,142

[1]

Metal from concentrates and purchased concentrates include copper, gold and silver returned to the copper smelter for reprocessing as part of the normal production process. Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.

[2]	Not in commercial production in 2006.
[3]

Includes tonnes from metal in Balmat purchased concentrates, purchased from Xstrata. Through an arrangement to decrease costs, HudBay sells all concentrates from its Balmat zinc mine to Xstrata and elects annually to purchase up to 50% of Balmat’s zinc concentrate production sold to Xstrata.

[4]	Includes production of metal and metal in concentrate.
[5]	Excludes inventory changes at CMM in 2006.

		Three Months Ended		Year Ended
		Dec 31 2007	Dec 31 2006	Dec 31 2007	Dec 31 2006
Zinc Plant
Zinc Concentrate Treated
Domestic	tonnes	51,012	54,234	200,982	222,705
Purchased	tonnes	3,365	7,035	20,984	8,461

Total	tonnes	54,377	61,269	221,966	231,166

Zinc Oxide
Zinc from HudBay	tonnes	7,560	6,834	29,134	32,469
Zinc from others	tonnes	11	1,255	11	1,448

Total zinc consumption	tonnes	7,571	8,089	29,145	33,917

Zinc oxide produced	tonnes	9,280	9,862	35,583	41,378
Zinc oxide sold	tonnes	9,328	8,861	36,607	40,501

Smelter
Copper Concentrate Treated
Domestic	tonnes	51,896	58,455	215,109	218,267
Purchased	tonnes	25,555	20,835	101,060	85,305

Total	tonnes	77,451	79,290	316,169	303,572

WPCR
Anodes received	tonnes	21,098	21,759	85,230	85,567
Cathode produced	tonnes	17,512	17,720	68,305	69,878
Spent anode produced	tonnes	4,361	3,254	15,592	12,875
Liberator anode produced	tonnes	668	602	2,682	2,439
Slimes produced	tonnes	47	51	191	201

For unit operating costs, refer to page 15.

Zinc Plant

The Flin Flon zinc plant utilizes leading edge technology that includes a two-stage pressure leaching plant, four steps of solution purification, an electrolysis plant and a casting plant. An oxygen plant also supplies the pressure leaching process. The facility produces special high grade zinc.

Through an arrangement to decrease transportation costs for zinc concentrate, we sell all of the concentrates from our Balmat mine to Xstrata for processing at their CEZ refinery in Montreal. Annually, we elect to purchase from Xstrata zinc concentrate, representing up to 50% of the Balmat concentrate sold to Xstrata.

Production of cast zinc metal in the fourth quarter, compared to the same quarter in 2006, was 14% lower at 26,504 tonnes. Lower production was due to a number of maintenance items being done at the cell house. Operating costs per pound of zinc metal produced were 19% higher primarily because of the lower production.

2007 production of zinc metal was 110,520 tonnes, 6% lower than in 2006. Operating costs per pound of zinc were 9% higher due to the lower production and the higher cost of operating and maintenance material.

Zinc Oxide Facility – Zochem

Zochem is HudBay’s zinc oxide production facility in Brampton, Ontario and is the third largest producer of zinc oxide in North America, accounting for approximately 20% of the North American market. Zochem has an annual production capacity of 45,000 tonnes of zinc oxide, which equates to approximately 37,000 tonnes of zinc metal.

For the fourth quarter of 2007, Zochem consumed 7,560 tonnes of HudBay zinc and produced 9,280 tonnes of zinc oxide. Due to reduced sales, production of zinc oxide was 6% lower compared to the same quarter of 2006. Operating costs per pound of zinc oxide were 12% higher at 14.2¢/lb primarily due to the lower production levels.

For the full year 2007 production of zinc oxide was 35,583 tonnes, 14% lower than for in 2006. Zochem’s share of the tire industry has decreased, while a greater focus has been placed on higher margin sales. Primarily as a result of lower production volumes, operating costs at 13.7 cents per pound of zinc oxide were 16% higher than in 2006.

Copper Smelter

The copper smelter is located in Flin Flon and treats copper concentrate and produces copper anodes, which are railed to the WPCR in Michigan State, for electrolysis and production of cathode copper prior to sale.

Both copper concentrate from HudBay owned mines and copper concentrate purchased from others is treated at the smelter. Approximately 32% of the concentrate treated in 2007 was purchased concentrate, an increase from 29% treated in 2006. Purchased concentrate is sourced mainly from our long-term contracts with Highland Valley Copper Mines and Montana Resources.

For the fourth quarter of 2007, copper production was the same as the fourth quarter in 2006. Operating costs per pound of copper anode produced were 7% lower.

For the full year 2007, copper production was 2% higher than in 2006, primarily reflecting lower production related to a scheduled plant shutdown in 2006 for maintenance. Operating costs in 2007 per pound of copper were 2% higher related primarily to increased maintenance costs.

White Pine Copper Refinery

The WPCR is located in the upper peninsula of Michigan State near the Canada/US border.

The refinery electro-refines copper anode produced at HudBay’s Flin Flon smelter into market standard cathode copper, which is sold into the wire, tube and brass industries. During processing, anode slimes containing precious metals are recovered, dried and sold. Approximately 18% of the copper anode processed at the refinery remains after electro-refining. This spent anode has normally been sold, but subsequent to December 31, 2007 we have started recycling it through the smelter. This provides economic benefits by taking advantage of the surplus capacity at the refinery that was created due to the reduction in purchased copper concentrates to be treated due in 2008.

For the fourth quarter of 2007, copper cathode production decreased by 1% compared to the same quarter last year due to electrolyte chemistry and anode composition issues. Operating costs per pound of cathode copper were 3% lower primarily due to a credit received from our electrical energy supplier.

Copper cathode production for the full year 2007 was 68,305 tonnes, 2% lower than in 2006. Operating costs per pound of cathode produced were 8% higher primarily related to the cost of power and natural gas over the year.

CASH COST PER POUND OF ZINC SOLD

HudBay’s cash cost of zinc sold, net of by-product credits, for the fourth quarter of 2007 was US$0.17 per pound.

Non-GAAP Reconciliation of Cash Cost per Pound of Zinc Sold, Net of By-Product Credits (refer to “Non-GAAP Performance Measures” on page 38)

	Three Months Ended				Year Ended
	Dec 31 2007		Dec 31 2006		Dec 31 2007		Dec 31 2006
	($000’s except as noted)
Expenses	C$	196,192	C$	176,737	C$	881,472	C$	680,503
Non-cash operating costs [1]		(31,072)		(5,893)		(132,536)		(62,694)
Less by-product credits [2]		(152,753)		(185,812)		(799,871)		(734,827)

Cash cost net of by-products	C$	12,367	C$	(14,968)	C$	(50,935)	C$	(117,018)
Exchange rate (C$/US$) [3]		0.972		1.139		1.076		1.134

Cash cost net of by-products	US$	12,723	US$	(13,141)	US$	(47,337)	US$	(103,190)
Zinc sales (000’s lbs.)		75,646		64,038		293,201		239,380
Cash cost per pound of zinc, net of by-product credits in US$/lb.	US$	0.17	US$	(0.21)	US$	(0.16)	US$	(0.43)

[1]	Non-cash operating costs include depreciation and amortization, stock based compensation, accretion expense and foreign exchange gains (losses) and other non-cash items.
[2]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and the Company’s proportionate share of by-product sales by CMM.
[3]	Weighted average exchange rate for sales during the period.

For the quarter ended December 31, 2007, cash cost per pound of zinc sold was US$0.17, a net increase from the same period in 2006 of US$0.38 per pound of zinc sold, due to:

•	US$0.08 unfavourable by-product credit variance primarily due to lower copper prices;

•	US$0.21 unfavourable impact of a stronger Canadian dollar; and

•	US$0.09 unfavourable due to volumes and higher costs.

For the full year 2007, cash cost per pound of zinc sold was negative US$0.16, a net increase from the same period in 2006 of US$0.27 per pound of zinc sold, due to:

•	US$0.33 favourable by-product credit variance;

•	US$0.07 unfavourable impact of a stronger Canadian dollar; and

•	US$0.53 unfavourable due to volumes and costs.

The calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

For Balmat as a standalone operation, the cash cost per pound of payable zinc (excluding concentrate treatment charges) was US$0.69 for the fourth quarter and US$0.81 for the year.

OUTSTANDING SHARE DATA

As of March 14, 2008, there were 126,419,278 common shares of the Company issued and outstanding, as well as 22,521 warrants (pre-consolidated) exercisable for a maximum aggregate of 750 common shares. In addition, options exercisable for an aggregate maximum of 3,264,866 common shares were outstanding.

ADOPTION OF NEW ACCOUNTING STANDARDS

For information on our adoption of new accounting standards, refer to notes 3(a) and 3(b) of the December 31, 2007 annual consolidated financial statements. Refer to note 3(c) for information regarding new accounting standards that will be applicable to us in future years.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Canadian Securities Administrators have issued Multilateral Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” which requires Canadian public companies to submit annual and interim certificates relating to the design and effectiveness of the disclosure controls and procedures that are in use at the company. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, including the Chief Executive Officer and the Chief Financial Officer, to enable this information to be reviewed and discussed so that appropriate decisions can be made regarding the timely public disclosure of the information.

As of December 31, 2007, management has evaluated the effectiveness of the design and the operating effectiveness of the disclosure controls and procedures as defined by Multilateral Instrument 52-109. This evaluation was performed under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the disclosure controls and procedures were effective as of December 31, 2007.

Internal Control Over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to submit an annual certificate relating to the design of internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management is responsible for establishing and maintaining internal control over financial reporting and management, including the CEO and the CFO, has evaluated the design of the internal control over financial reporting at December 31, 2007 and based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of December 31, 2007.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

Multilateral Instrument 52-109 also requires Canadian public companies to disclose in their MD&A any change in internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect internal control over financial reporting.

On January 24, 2008, Mr. Allen Palmiere assumed the role of CEO and President of the Company. Previously Mr. Palmiere was the Chairman of the Board of the Company. As CEO, Mr. Palmiere will, as do all CEO’s, have a significant role in maintaining an appropriate control environment in the Company. There have been no other changes in internal control over financial reporting that we have concluded have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

NON-GAAP PERFORMANCE MEASURES

EBITDA, operating cash flow per common share, and cash cost per pound of zinc sold are included in this MD&A because these statistics are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company is performing compared to plan and to assess the overall effectiveness and efficiency of mining operations. Management believes that the inclusion of these statistics in the MD&A helps an investor to assess performance “through the eyes of management” and that certain investors use these statistics to assess the Company’s performance. These performance measures do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

RISKS, UNCERTAINTIES AND OTHER INFORMATION

Readers are encouraged to read and consider the risk factors, and additional information regarding the Company, included in its most recent AIF filed with the Canadian securities regulators, a copy of which is posted on the SEDAR web site at www.sedar.com.

FORWARD-LOOKING INFORMATION

This document contains “forward-looking information”, within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of HudBay. Forward-looking information involves a number of risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the Company’s strategy, estimated future production and expenditures, future exploration plans and expenditures and possible results with respect to the Lalor Lake property, estimated operating costs, costs of production, the impact of production on earnings, estimated capital spending, future commodity prices, estimated depreciation and amortization, pension and other employee future benefits, taxation policies and reserves and pools, emissions, smelter operations, future hedging activities and possible foreign exchange protection programs. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: the mining industry such as government regulation, environmental and reclamation risks, title disputes or claims, success of exploration activities, future commodity prices, costs of production, possible variations in ore reserves, resources, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and the availability of skilled labour, the timing and amount of estimated future production, financial market fluctuations, requirements for additional capital, conclusions of economic evaluations, actual results of current exploration activities, possible variations in ore reserves, resources, grade or recovery rates, permitting timelines, taxation policies, changes in project parameters as plans continue to be refined, conclusions of economic evaluations as well as those factors discussed in the section entitled “Risk Factors” in HudBay’s Annual Information Form for the year ended December 31, 2007, available under the profile of HudBay at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except in accordance with applicable securities laws.